Exhibit (a)(1)(xii)

NAF Holdings II, LLC Announces Termination of Tender Offer for Hampshire Group,
Limited and Termination of Agreement and Plan of Merger

NEW YORK, NY (April 27, 2009) -- NAF Holdings II, LLC today announced that its previously announced cash tender offer, through its wholly-owned subsidiary, NAF Acquisition Corp., for all outstanding shares (“Shares”) of common stock of Hampshire Group, Limited (Pink Sheets: HAMP) was terminated because, among other things, certain conditions to the tender offer to be satisfied by Hampshire were not satisfied prior to the expiration of the tender offer.  No Shares will be accepted in the tender offer and the previously announced tender offer consideration will not be paid or become payable to holders of the Shares who validly tendered and did not withdraw.  All Shares previously tendered and not withdrawn will be returned promptly to the holders thereof (or, in the case of Shares tendered by book-entry transfer, such Shares will be credited to the account maintained at The Depository Trust Company from which such Shares were delivered).

The tender offer expired at 12:00 Midnight, New York City time, on Friday, April 24, 2009.  The depositary for the offer has advised that, as of 12:00 Midnight, New York City time, on April 24, 2009, an aggregate of approximately 5,120,856 shares of Hampshire common stock had been tendered into, and not withdrawn from, the tender offer, representing more than 93% of the outstanding shares of common stock.

NAF Holdings II also announced the termination of the Agreement and Plan of Merger, pursuant to which the tender offer was made, dated as of February 23, 2009, by and among NAF Holdings II, NAF Acquisition and Hampshire.

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of Hampshire common stock was made pursuant to an offer to purchase and related materials that NAF Holdings II and NAF Acquisition filed with the Securities and Exchange Commission (the “SEC”) on Schedule TO on February 27, 2009, as amended.  Hampshire Group, Limited also filed a solicitation/recommendation statement on Schedule 14D-9, as amended, with respect to the offer. Hampshire stockholders and other investors should read these materials carefully because they contain important information, including the terms and conditions of the offer. Hampshire stockholders and other investors may obtain copies of these materials without charge from the SEC through the SEC’s website at www.sec.gov, or from D.F. King & Co., Inc., the information agent for the offer, by telephone toll-free at (800) 431-9643, or by written request to 48 Wall Street, New York, NY 10005.  Stockholders and other investors are urged to read carefully those materials prior to making any decisions with respect to the offer.

This press release contains forward-looking statements identified by words such as “may,” “will,” “anticipate,” “should,” “would,” “believe,” “contemplate,” “could,” “project,” “predict,” “expect,” “estimate,” “continue,” and “intend,” as well as other similar words and expressions of the future.  You are cautioned not to place undue reliance on these forward-looking statements.  Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties.  NAF Holdings II and NAF Acquisition undertake no obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as required by law.

About NAF Holdings II, LLC

NAF Holdings II, LLC is an investment concern controlled by Efrem Gerszberg. Mr. Gerszberg is a private investor who has gained extensive experience in the apparel and retail sectors through both investments and strategic roles in companies operating within such sectors.

CONTACT:

D.F. King & Co., Inc. – (800) 431-9643